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ngreene@shearman.com (212) 848-4668	March 21, 2014

Anu Dubey U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Flexible Risk Allocation Fund (the “Fund”)

File Nos. 033-63560 and 811-762

Dear Ms. Dubey:

Further to our correspondence with you dated March 7, 2014 and to my call with you on March 11, 2014, I confirm that the reference to “swaps” in that March 7 letter is understood by us and the Fund to include both single-name and index swaps.

Sincerely,

/s/ Nathan Greene

Nathan Greene (as attorney for the Fund)

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